May 5, 2008

By EDGAR Transmission and by Hand Delivery

Mr. Tom Jones
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	China BAK Battery, Inc.
Registration Statement on Form S-3
Filed December 21, 2007, as amended on May 5, 2008
File No. 333-148523

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), China BAK Battery, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on May 7, 2008, or as soon thereafter as practicable.

We acknowledge that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

Tom Jones
Page of
May 5, 2008

If you have any questions or would like to discuss this request, please feel free to contact Eulalia M. Mack at (212) 603-2517, or Joseph Kaufman at (202) 508-4143, of Thelen Reid Brown Raysman & Steiner LLP, our U.S. securities counsel.

Very truly yours,

CHINA BAK BATTERY, INC.

By:	/s/ Tony Shen
Tony Shen
Chief Financial Officer

cc:	Mr. Brian Cascio
Ms. Kristin Lochhead
(U.S. Securities and Exchange Commission)